
  As Filed with the Securities and Exchange Commission on September 10, 1997
================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               _________________

                                  SCHEDULE 13D

                               (AMENDMENT NO. 4)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          JOHN ADAMS LIFE CORPORATION
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   006246102
                                 (CUSIP Number)


                                BENJAMIN DeMOTTO
                    11845 WEST OLYMPIC BOULEVARD, SUITE 905
                         LOS ANGELES, CALIFORNIA  90064
                                 (310) 444-5252
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                              ROBERT SKOUSEN, ESQ.
                               SKOUSEN & SKOUSEN
                                   12TH FLOOR
                             2049 CENTURY PARK EAST
                      LOS ANGELES, CALIFORNIA  90067-3101
                                 (310) 277-0444


                                AUGUST 27, 1997
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                            Exhibit Index on Page 6
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
- ---------------------------------------------------                     ------------------------------------------------------------

CUSIP No. 006246102                                         13D                                Page 2 of 7 Pages
- ---------------------------------------------------                     ------------------------------------------------------------


- ------------------------------------------------------------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BENJAMIN A. DeMOTTO
- ------------------------------------------------------------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                                                                         (a) [_]
                                                                                                                           (b) [_]
- ------------------------------------------------------------------------------------------------------------------------------------

3   SEC USE ONLY
- ------------------------------------------------------------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
- ------------------------------------------------------------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                                                                              [_]
- ------------------------------------------------------------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
- ------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES            7          SOLE VOTING POWER:  150,000
                         -----------------------------------------------------------------------------------------------------------

BENEFICIALLY                8          SHARED VOTING POWER:  1,555,000
                         -----------------------------------------------------------------------------------------------------------

OWNED BY EACH               9          SOLE DISPOSITIVE POWER:  150,000
                         -----------------------------------------------------------------------------------------------------------

REPORTING PERSON WITH       10         SHARED DISPOSITIVE POWER:  1,555,000
                         -----------------------------------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,705,000
- ------------------------------------------------------------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.6% (based on the number of shares of Common Stock outstanding as of June 30, 1997)
- ------------------------------------------------------------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------------------------------------------------------------------------------


                                       2
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CUSIP No. 006246102                                         13D                                Page 3 of 7 Pages
- ---------------------------------------------------                     ------------------------------------------------------------


- ------------------------------------------------------------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PATRICIA L. DeMOTTO
- ------------------------------------------------------------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                                                                         (a) [_]
                                                                                                                           (b) [_]
- ------------------------------------------------------------------------------------------------------------------------------------

3   SEC USE ONLY
- ------------------------------------------------------------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
- ------------------------------------------------------------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                                                                              [_]
- ------------------------------------------------------------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
- ------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES            7          SOLE VOTING POWER:  150,000
                         -----------------------------------------------------------------------------------------------------------

BENEFICIALLY                8          SHARED VOTING POWER:  1,555,000
                         -----------------------------------------------------------------------------------------------------------

OWNED BY EACH               9          SOLE DISPOSITIVE POWER:  150,000
                         -----------------------------------------------------------------------------------------------------------

REPORTING PERSON WITH       10         SHARED DISPOSITIVE POWER:  1,555,000
                         -----------------------------------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,705,000
- ------------------------------------------------------------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.6% (based on the number of shares of Common Stock outstanding as of June 30, 1997)
- ------------------------------------------------------------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------------------------------------------------------------------------------

                                       3
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- ---------------------------------------------------                     ------------------------------------------------------------

CUSIP No. 006246102                                         13D                                Page 4 of 7 Pages
- ---------------------------------------------------                     ------------------------------------------------------------


- ------------------------------------------------------------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BENJAMIN A. DeMOTTO AND PATRICIA L. DeMOTTO LIVING TRUST
- ------------------------------------------------------------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                                                                         (a) [_]
                                                                                                                           (b) [_]
- ------------------------------------------------------------------------------------------------------------------------------------

3   SEC USE ONLY
- ------------------------------------------------------------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    OO
- ------------------------------------------------------------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                                                                              [_]
- ------------------------------------------------------------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

- ------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES            7          SOLE VOTING POWER:  1,555,000
                         -----------------------------------------------------------------------------------------------------------

BENEFICIALLY                8          SHARED VOTING POWER:  0
                         -----------------------------------------------------------------------------------------------------------

OWNED BY EACH               9          SOLE DISPOSITIVE POWER:  1,555,000
                         -----------------------------------------------------------------------------------------------------------

REPORTING PERSON WITH       10         SHARED DISPOSITIVE POWER:  0
                         -----------------------------------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,705,000
- ------------------------------------------------------------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.3% (based on the number of shares of Common Stock outstanding as of June 30, 1997)
- ------------------------------------------------------------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     OO
- ------------------------------------------------------------------------------------------------------------------------------------


                             SCHEDULE 13D WORKSHEET


ITEM 1:  SECURITY AND ISSUER.
- ------

     This statement relates to the Common Stock, no par value (the "Common Stock")) of John Adams Life Corporation, a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11845
W. Olympic Boulevard, Suite 905, Los Angeles, California 90064.

ITEM 2:  IDENTITY AND BACKGROUND.
- ------

     This statement is filed by Mr. Benjamin A. DeMotto and Mrs. Patricia L. DeMotto, as Co-Trustees for the Benjamin A. DeMotto and Patricia L. DeMotto Living Trust, dated July 17, 1997 (the "DeMotto Trust"). The address of the principal business and the principal offices of the DeMotto Trust is 11845 W. Olympic Boulevard, Suite 905, Los Angeles, California 90064.

    The principal occupation of Benjamin A. DeMotto is as Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The principal occupation of Patricia L. DeMotto is a homemaker. The principal business of the DeMotto Trust is to make and hold investments.

    During the last five years, neither Mr. DeMotto, Mrs. DeMotto nor the DeMotto Trust have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Mr. and Mrs. DeMotto are both citizens of the United States.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ------
     The DeMotto Trust acquired beneficial ownership of a 175,000 shares of Common Stock, in addition to the 138,000 shares of common stock previously owned by the DeMotto Trust through the investment of cash in the amount of $109,375.

ITEM 4:  PURPOSE OF TRANSACTION.
- ------

     Mr. and Mrs. DeMotto, through the DeMotto Trust, have acquired the shares of common stock for investment purposes. Mr. and Mrs. DeMotto do not presently have any plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or a sale or transfer of a material amount of assets of the Issuer. Mr. DeMotto is currently negotiating to acquire additional shares through private purchases, and reserves the right acquire additional shares through open market purchases, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

     Because Mr. and Mrs. DeMotto and the DeMotto Trust are deemed affiliates of the Issuer, the timing and volume of sales by the DeMottos and the DeMotto Trust will depend on various factors, including restrictions enumerated in Rule 144, as promulgated under the Securities Act of 1933, as amended (the "Securities Act"), certain other restrictions under the Securities Act, and those factors which Mr. and Mrs. DeMotto may deem relevant.

     Mr. and Mrs. DeMotto intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business prospects, general stock market conditions and economic conditions, tax considerations and the DeMottos' personal financial position, may decide to refrain from acquiring additional shares of Common Stock or to sell shares of Common Stock.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
- ------

     Mr. DeMotto, through the DeMotto Trust, beneficially owns, and has shared power to vote, 1,555,000 shares of Common Stock. Mr. DeMotto also owns options to purchase an additional 150,000 shares of Common Stock, which are currently exercisable. Mr. DeMotto's ownership of the Issuer's Common Stock represents
56.6% of the outstanding shares of Common Stock of the Issuer based on information set forth in the Issuer's Quarterly Report for the period ending
June 30, 1997.

     Mrs. DeMotto, through the DeMotto Trust, beneficially owns, and has shared power to vote, 1,555,000 shares of Common Stock, which represents 54.3% of the outstanding shares of Common Stock of the Issuer based on information set forth in the Issuer's Quarterly Report for the period ending June 30, 1997. Ms.
DeMotto has such rights in and to the options to purchase 150,000 shares of Common Stock as are provided by the community property laws of the State of California.

     The DeMotto Trust beneficially owns, and has shared power to vote, 1,555,000 shares of Common Stock, which represents 54.3% of the outstanding shares of Common Stock of the Issuer based on information set forth in the Issuer's Quarterly Report for the period ending June 30, 1997.

     On August 27, 1997, Mr. and Mrs. DeMotto, as Co-Trustees of the DeMotto trust acquired 175,000 shares of Common Stock from Mr. Patrick W. Hopper at a price of $.625 per share. The transaction was effected and closed through the tender of a cashier's check for a total purchase price of $109,375.

ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- ------
         TO SECURITIES OF THE ISSUER.

     During the 1991 fiscal year, Mr. DeMotto was granted 250,000 shares of Common Stock under the terms of his 1991 employment agreement. Pursuant to the 1991 employment agreement, the 250,000 shares vested in July 1, 1996. In 1994, the Issuer entered into a new employment agreement with Mr. DeMotto that provided Mr. DeMotto with a grant of options to purchase 150,000 shares of Common Stock, which are currently exercisable.

ITEM 7:  MATERIALS TO BE FILED AS EXHIBITS.
- ------
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
 Exhibit 10.16:  1991 Employment Agreement with Mr. Benjamin A. DeMotto/1/
 Exhibit 10.21:  1994 Employment Agreement with Mr. Benjamin A. DeMotto/2/
 Exhibit 99.1:   Joint Filing Statement as required by Rule 13d-1(f) under the
                 Securities Exchange Act of 1934, as Amended
 Exhibit 99.2:   Text of originally filed Schedule 13G not previously filed electronically.
 Exhibit 99.3:   Text of originally filed Amendment 1 to Schedule 13D not
                 previously filed electronically.
 Exhibit 99.4:   Text of originally filed Amendment 2 to Schedule 13D not
                 previously filed electronically.
 Exhibit 99.5:   Text of originally filed Amendment 3 to Schedule 13D not
                 previously filed electronically.

- -------------
/1/ Previously filed with the Issuer's Report on Form 10-Q for the quarter ending June 30, 1991, and incorporated herein by reference.

/2/ Previously filed with the Issuer's Report on Form 10-QSB for the quarter ending September 30, 1994, and incorporated herein by reference.

SIGNATURE

     After certain reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 1997

                                    /s/ BENJAMIN A. DEMOTTO
                                    ___________________________________________
                                    Benjamin A. DeMotto

                                    /s/ PATRICIA L. DEMOTTO
                                    ___________________________________________
                                    Patricia L. DeMotto


                                    BENJAMIN A. DeMOTTO AND PATRICIA L. DeMOTTO
                                    LIVING TRUST

                                        /s/ BENJAMIN A. DEMOTTO
                                    By: _______________________________________
                                        Benjamin A. DeMotto
                                        Co-Trustee


                                        /s/ PATRICIA L. DEMOTTO
                                    By: _______________________________________
                                        Patricia L. DeMotto
                                        Co-Trustee